PFAX201

Exemption File No. 82-35011

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	19-Jun-2009
Time	16:27:38
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

SUPPL

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Emeco board changes

09046457

RECEIVED
2009 JUL -7 A 10:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7/8

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

Emeco Holdings Limited
ACN 112 188 815

Market release
19 June 2009

Emeco board changes

Appointment of Robert Bishop as a non-executive director

The directors of Emeco Holdings Ltd (ASX Code: EHL) are pleased to advise the appointment of Mr Robert ("Bob") Bishop as an independent non-executive director of the company.

Mr Bishop brings to his new role many years of operational and commercial experience at senior levels in Australia and overseas. He is a former Managing Director of Joyce Corporation Ltd (1989 to 1994) and Dorsogna Ltd (1994 to 1997). Most recently Bob was the Chief Executive Officer of the global mining and tunneling division of DYWIDAG Systems International GmbH (**DSI**), a position he held from 2003 to 2008.

The Chairman of Emeco, Mr Alec Brennan, said, "We are pleased Bob has accepted our invitation to join the Emeco board. We are confident Bob will make a significant contribution as an independent director of Emeco, particularly given his extensive mining and international experience."

Mr Bishop's appointment is effective as from 22 June 2009.

Resignation of Greg Minton as a non-executive director

Mr Greg Minton has advised Emeco of his intention to resign as an independent non executive director with effect from 25 June 2009.

Mr Brennan said "Greg has been a director of Emeco since December 2004. During his tenure, Emeco benefited greatly from Greg's energy and commercial expertise. Greg served as Chairman of Emeco prior to its IPO in 2006. The directors thank Greg for his outstanding contribution and wish him well."

Further enquiries should be directed to:

Mr Laurie Freedman
Chief Executive Officer
+61 8 9420 0222

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.